VELTI INC.

SECOND AMENDMENT
TO CREDIT AGREEMENT
This SECOND AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is dated as of April 24, 2013 (the “Effective Date”) and entered into by and among Velti Inc., a Delaware corporation, Velti plc, a company formed under the laws of the Bailiwick of Jersey, Channel Islands, Mobile Interactive Group Limited, a company formed under the laws of England and Wales with registered number 04572067, and Velti Mobile Platforms Limited, a company formed under the laws of the British Virgin Islands (collectively, the “Borrowers” and each an individual “Borrower”), the financial institutions listed on the signature pages hereof (“Lenders”) and HSBC Bank USA, National Association, as Administrative Agent (the “Administrative Agent”), and is made with reference to that certain Credit Agreement dated as of August 10, 2012 (as amended, supplemented or restated through the date hereof, the “Credit Agreement”), by and among Borrowers, Lenders, and Administrative Agent. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Credit Agreement.
RECITALS
WHEREAS, Borrowers and Lenders desire to amend the Credit Agreement with respect to reporting requirements, and to make certain other changes, in each case as set forth below;
NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:
Section 1.AMENDMENTS TO THE CREDIT AGREEMENT
1.1Amendment to Section 6.01: Financial Statements. Section 6.01 of the Credit Agreement shall be amended and restated as follows:

A.     Subsection (a) of Section 6.01 shall be amended and restated in its entirety to read as follows:

“(a) as soon as available, but in any event within 120 days after the end of each fiscal year of the Parent, a consolidated and consolidating balance sheet of the Parent and its Subsidiaries as at the end of such fiscal year, and the related consolidated and consolidating statements of income or operations, stockholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP or IFRS, as applicable; audited and accompanied by a report and opinion of a Registered Public Accounting Firm of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and applicable Securities Laws and shall not be subject to any “going concern” or like qualification or

US_ACTIVE-111229593

exception or any qualification or exception as to the scope of such audit or with respect to the absence of any material misstatement.”

B.     Subsection (b) of Section 6.01 shall be amended and restated in its entirety to read as follows:

“(b) as soon as available, but in any event (i) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrowers, a preliminary consolidated and consolidating balance sheet of the Parent and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated and consolidating statements of income or operations, stockholders’ equity and cash flows for such fiscal quarter and for the portion of the Parent’s fiscal year then ended, and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrowers, a consolidated and consolidating balance sheet of the Parent and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated and consolidating statements of income or operations, stockholders’ equity and cash flows for such fiscal quarter and for the portion of the Parent’s fiscal year then ended; in each case setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, certified by the chief executive officer, chief financial officer, treasurer, chief accounting officer or controller of the Parent as fairly presenting in all material respects the financial condition, results of operations, stockholders’ equity and cash flows of the Parent and its Subsidiaries in accordance with GAAP or IFRS, as applicable, subject only to normal year-end audit adjustments and the absence of footnotes.”

2.1Amendment to Section 6.02: Certificates; Other Information. Section 6.02 of the Credit Agreement shall be amended and restated as follows:

A.    Subsection (b) of Section 6.02 shall be amended and restated in its entirety to read as follows:
“(b) within 30 days of the end of each fiscal quarter, accounts receivable and accounts payable aging reports, aged by invoice date, for each of the Loan Parties and each of their respective Subsidiaries, for such fiscal quarter, in form satisfactory to the Administrative Agent and Required Lenders;”

B.    Subsection (e) of Section 6.02 shall be amended by deleting the word “and” at the end of the clause thereof.

C.    A new Subsection 6.02(f) (Certificates; Other Information) shall be added to the Credit Agreement (and all subsequent subsections of that Section renumbered accordingly) as follows:

- 2 -    US_ACTIVE-111229593

“(f) on a weekly basis, a rolling cash forecast in form and substance reasonably acceptable to the Administrative Agent; and”

Section 2.    BORROWERS’ REPRESENTATIONS AND WARRANTIES
In order to induce Lenders to enter into this Amendment and to amend the Credit Agreement in the manner provided herein, each Borrower represents and warrants to each Lender that the following statements are true, correct and complete:
A.    Existence, Qualification and Power. Each Borrower (a) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to execute, deliver and perform its obligations under this Amendment, and (c) is duly qualified and licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business so requires, except to the extent failure to do so could not reasonably be expected to have a Material Adverse Effect.
B.    Authorization; No Contravention. The execution, delivery and performance by each Borrower of this Amendment has been duly authorized by all necessary corporate or other organizational action, and does not and will not contravene (a) the terms of any of the Borrowers’ Organizational Documents or (b) any material applicable Law or any material contractual restriction binding on or affecting it.
C.    Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Borrowers of this Amendment, other than (a) any reports required to be filed by the Parent with the SEC pursuant to the Exchange Act, and (b) such other approvals, consents, authorizations or actions, notices or filings that have been duly obtained, taken, given or made and are in full force and effect.
D.    Binding Obligation. This Amendment has been duly authorized, executed and delivered by each Borrower and this Amendment and the Credit Agreement, as amended hereby (the “Amended Agreement”) are the legal, valid and binding obligations of each such Borrower enforceable against it in accordance with their terms, subject to the effect of applicable bankruptcy, insolvency, arrangement, moratorium and other similar laws affecting creditors’ rights general and to the application of general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).
E.    Incorporation of Representations and Warranties From Credit Agreement. The representations and warranties contained in Section 5 of the Credit Agreement are and will be true, correct and complete in all material respects on and as of the Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date; provided that, if a representation and warranty, covenant or

- 3 -    US_ACTIVE-111229593

condition is qualified as to materiality, the applicable materiality qualifier set forth above shall be disregarded with respect to such representation and warranty, covenant or condition for purposes of this condition.
F.    Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a Default or an Event of Default.
Section 3.    MISCELLANEOUS
A.    Reference to and Effect on the Credit Agreement and the Other Loan Documents.
1.    On and after the Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof’ or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Agreement.
2.    Except as specifically amended by this Amendment, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.
3.    The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of Administrative Agent or any Lender under, the Credit Agreement or any of the other Loan Documents.
B.    Fees and Expenses. Each Borrower acknowledges that all costs, fees and expenses as described in subsection 10.04 of the Credit Agreement incurred by Administrative Agent and its counsel with respect to this Amendment and the documents and transactions contemplated hereby and any other fees otherwise agreed to by each Borrower shall be for the account of each such Borrower.
C.    Headings. Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.
D.    Applicable Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK.
E.    Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute

- 4 -    US_ACTIVE-111229593

but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Amendment shall become effective upon the execution of a counterpart hereof by each of Borrowers, Administrative Agent, Required Lenders and each of the Loan Parties and receipt by Borrowers and Administrative Agent of written or telephonic notification of such execution and authorization of delivery thereof.
Section 4.    ACKNOWLEDGEMENT AND CONSENT BY GUARANTORS
Each guarantor listed on the signature pages hereof (“Guarantors”) hereby acknowledges that it has read this Amendment and consents to the terms thereof, and hereby confirms and agrees that, notwithstanding the effectiveness of this Amendment, the obligations of each Guarantor under the Guarantee and Collateral Agreement and the other Loan Documents to which it is a party shall not be impaired or affected and the Guarantee and Collateral Agreement and the other Loan Documents to which it is a party are, and shall continue to be, in full force and effect and are hereby confirmed and ratified in all respects. Each Guarantor further agrees that nothing in the Credit Agreement, this Amendment or any other Loan Document shall be deemed to require the consent of such Guarantor to any future amendment to the Credit Agreement.
[remainder of page intentionally left blank]

- 5 -    US_ACTIVE-111229593

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.
VELTI INC., a Delaware corporation, as Borrower

By: /s/ Sally J. Rau
Name: Sally J. Rau
Title: President

VELTI PLC, a company formed under the laws of the Bailiwick of Jersey, Channel Islands, as Borrower

By: /s/ Alex Moukas
Name: Alex Moukas
Title: CEO

MOBILE INTERACTIVE GROUP LIMITED, a company incorporated under the laws of England and Wales, as Borrower

By: /s/ Barry Houlihan
Name: Barry Houlihan
Title: GM Europe

VELTI MOBILE PLATFORMS LIMITED, a company incorporated under the laws of the British Virgin Islands, as Borrower

By: /s/ Shirleen White
Name: Shirleen White
Title: Director

Signature Page to Second Amendment to Credit Agreement

HSBC BANK USA, NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank, Swingline Lender and Lender

By: /s/ Thomas L. Nolan
Name: Thomas L. Nolan
Title: Vice President

Signature Page to Second Amendment to Credit Agreement

HSBC Bank plc,
as Lender

By: /s/ Paul Hagger
Name: Paul Hagger
Title: Director

Signature Page to Second Amendment to Credit Agreement

Solely as to Section 4 hereof:
GUARANTORS:

VELTI MOBILE VALUE ADDED SERVICES LIMITED, a company incorporated under the laws of the British Virgin Islands, as Guarantor By: /s/ Shirleen White Name: Shirleen White Title: Director	VELTI DR LIMITED, a company incorporated under the laws of England and Wales, as Guarantor By: /s/ Menelaos Scouloudis Name: Menelaos Scouloudis Title: Director

VELTI LIMITED, a company incorporated under the laws of England and Wales, as Guarantor By: /s/ Menelaos Scouloudis Name: Menelaos Scouloudis Title: Director
VELTI SOFTWARE PRODUCTS AND RELATED PRODUCTS AND SERVICES S.A., a company formed under the laws of the Hellenic Republic, as Guarantor
By: /s/ Menelaos Scouloudis
Name: Menelaos Scouloudis
Title:_Chairman & CEO_____________

VELTI PLATFORMS AND SERVICES LIMITED, a company formed under the laws of the Republic of Cyprus, as Guarantor By:/s/ Soterakis Koupepides Name: Soterakis Koupepides Title: Director	MOBCLIX, INC., a Delaware corporation, as Guarantor By:/s/ Sally J. Rau Name: Sally J. Rau Title: President

Signature Page to Second Amendment to Credit Agreement

AIR2WEB, INC., a Delaware corporation, as Guarantor By: s/ Sally J. Rau Name: Sally J. Rau Title: President
MOBILE INTERACTIVE GROUP HOLDINGS NETHERLANDS B.V., a company formed under the laws of the Netherlands, as Guarantor
By: /s/ Barry Houlihan
Name: Barry Houlihan
Title: Authorized signatory on behalf of MOBILE INTERACTIVE GROUP HOLDINGS NETHERLANDS B.V.

VELTI NETHERLANDS B.V., a company formed under the laws of the Netherlands, as Guarantor By: /s/ Barry Houlihan Name: Barry Houlihan Title: Authorized signatory on behalf of VELTI NETHERLANDS B.V.	VELTI US HOLDINGS, INC., a Delaware corporation, as Guarantor By: s/ Sally J. Rau Name: Sally J. Rau Title: President

Signature Page to Second Amendment to Credit Agreement